UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
Form SD

Specialized Disclosure Report

GENERAL MOTORS COMPANY
(Exact Name of Registrant as Specified in its Charter)
STATE OF DELAWARE	001-34960	27-0756180
(State or other jurisdiction of Incorporation or Organization)	(Commission File Number)	(IRS Employer Identification No.)

300 Renaissance Center, Detroit, Michigan		48265-3000
(Address of principal executive offices)		(Zip Code)
Grace Lieblein - Vice President of Global Purchasing and Supply Chain (313) 556-5000
(Name and telephone number, including area code, of the person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, an provide the period to which the information in this form applies:

☑	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2013

☐	Rule 13q-1 under the Securities Exchange Act (17 CFR 240.13q-1) for the fiscal year ended _______________

INFORMATION TO BE INCLUDED IN THE REPORT

Section 1 - Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

Based on reasonable country of origin inquiries and due diligence conducted by General Motors Company, all of our cars, trucks, and automobile parts are “DRC conflict undeterminable.”

A Conflict Minerals Report is filed as an Exhibit and is also publicly available at the following Internet website: www.gm.com.

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Section 2 - Exhibits

Item 2.01 Exhibits

Exhibit 1.01 - Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

GENERAL MOTORS COMPANY (Registrant)
/s/ GRACE LIEBLEIN
Date: June 2, 2014	By:	Grace Lieblein Vice President, Global Purchasing and Supply Chain